Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018

(expressed in thousands of Canadian dollars)

May 14, 2018

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Michael Donovan”	(signed) “Doug Lamb”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Toronto, Ontario

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at March 31, 2018 and June 30, 2017
(expressed in thousands of Canadian dollars)

	March 31, 2018	June 30, 2017
	$	$
Assets

Current assets

Cash and cash equivalents	48,319	62,143
Cash held in trust (note 8)	—	239,877
Amounts receivable (note 5)	265,416	245,033
Prepaid expenses and other	7,047	10,092
Investment in film and television programs (note 6)	197,374	195,180
	518,156	752,325

Long-term amounts receivable (note 5)	23,501	26,502
Acquired and library content (note 7)	150,952	155,940
Property and equipment	30,779	30,996
Intangible assets	543,747	555,408
Goodwill	240,697	240,534
	1,507,832	1,761,705
Liabilities

Current liabilities

Bank indebtedness (note 8)	15,699	—
Accounts payable and accrued liabilities	118,522	178,365
Deferred revenue	66,473	50,949
Interim production financing (note 8)	95,001	101,224
Current portion of long-term debt and obligations under finance leases (note 8)	10,489	234,876
	306,184	565,414

Long-term debt and obligations under finance leases (note 8)	735,321	748,459
Other long-term liabilities	16,253	17,420
Deferred income taxes (note 10)	26,197	14,559
	1,083,955	1,345,852

Shareholders’ Equity
Equity attributable to Shareholders of the Company	337,967	329,297
Non-controlling interest	85,910	86,556
	423,877	415,853
	1,507,832	1,761,705

Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the nine month periods ended March 31, 2018 and 2017
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings $	Non- controlling interest $	Total $
Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835
Net income for the period	—	—	—	14,678	—	14,678
Other comprehensive income (loss) for the period	—	—	(5,447)	—	—	(5,447)
Comprehensive income (loss) for the period	—	—	(5,447)	14,678	—	9,231
Shares issued pursuant to the employee share purchase plan ("ESPP")	154	—	—	—	—	154
Non-controlling interest on acquisition of Kiddyzuuzaa	—	—	—	—	705	705
Stock options exercised	149	(45)	—	—	—	104
Dividends reinvested and paid	817	—	—	(7,362)	—	(6,545)
Share-based compensation	—	4,370	—	—	—	4,370
Balance - March 31, 2017	303,948	24,813	(25,733)	41,121	705	344,854

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853
Net income for the period	—	—	—	7,554	4,872	12,426
Other comprehensive income for the period	—	—	5,418	—	—	5,418
Comprehensive income for the period	—	—	5,418	7,554	4,872	17,844
Shares issued pursuant to the ESPP	161	—	—	—	—	161
Non-controlling interest on acquisition of Ellie Sparkles	—	—	—	—	4,178	4,178
Stock options exercised	160	(51)	—	—	—	109
Dividends reinvested and paid	351	—	—	(8,049)	—	(7,698)
Share-based compensation	—	3,126	—	—	—	3,126
Distributions to non-controlling interests	—	—	—	—	(9,696)	(9,696)
Balance - March 31, 2018	304,992	29,385	(16,178)	19,768	85,910	423,877

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income (Loss)
For the three and nine month periods ended March 31, 2018 and 2017
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Revenues (note 18)	116,486	78,347	337,048	211,065
Expenses (note 12)
Direct production costs and expense of film and television produced	65,514	36,153	189,159	95,669
Amortization of acquired and library content (note 7)	4,456	2,355	12,146	8,182
Amortization of property and equipment and intangible assets	6,122	4,619	17,922	12,503
Development, integration and other	4,567	1,303	8,525	2,775
Write-down of investment in film and television programs and acquired and library content	875	1,081	1,925	1,528
Selling, general and administrative	22,501	18,820	63,044	56,103
Finance expense (note 11)	18,283	3,647	25,229	14,444
Finance income (note 11)	(69)	(95)	(213)	(396)
	122,249	67,883	317,737	190,808
Income (loss) before income taxes	(5,763)	10,464	19,311	20,257
Provision for (recovery of) income taxes (note 10)
Current income taxes	(409)	2,827	2,946	5,863
Deferred income taxes	1,025	86	3,939	(284)
	616	2,913	6,885	5,579
Net income (loss) for the period	(6,379)	7,551	12,426	14,678
Net income attributable to non-controlling interest	1,626	—	4,872	—
Net income (loss) attributable to Shareholders of the Company	(8,005)	7,551	7,554	14,678
Basic earnings (loss) per common share (note 16)	(0.06)	0.06	0.06	0.11
Diluted earnings (loss) per common share (note 16)	(0.06)	0.06	0.06	0.11

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)
For the three and nine month periods ended March 31, 2018 and 2017
(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Net income (loss) for the period	(6,379)	7,551	12,426	14,678
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of income
Cumulative translation adjustment	13,003	(6,401)	5,418	(5,447)
Comprehensive income for the period	6,624	1,150	17,844	9,231

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the nine month periods ended March 31, 2018 and 2017
(expressed in thousands of Canadian dollars)

	March 31,	March 31,
	2018	2017
	$	$
Cash provided by (used in)

Operating activities
Net income attributable to Shareholders for the period	12,426	14,678
Charges (credits) not involving cash
Amortization of property and equipment	5,797	4,131
Amortization of intangible assets	12,125	8,372
Unrealized foreign exchange loss	7,238	4,515
Amortization of deferred financing fees	3,773	1,201
Accretion on tangible benefit obligation	401	509
Share-based compensation	3,126	4,370
Accreted interest on Senior Unsecured Convertible Debentures	1,651	—
Amortization of debt premium	—	88
Movement in the fair value of embedded derivatives	(8,325)	(600)
Deferred tax expense (recovery)	3,939	(284)
Write-down of acquired and library content	1,925	—
Write-down of investment in film and television programs	—	1,528
Amortization of acquired and library content	12,146	8,182
Net investment in film and television programs (note 17)	4,729	(30,876)
Net change in non-cash balances related to operations (note 17)	(55,859)	(29,225)
Cash provided by (used in) operating activities	5,092	(13,411)

Financing activities
Dividends paid	(7,698)	(6,545)
Proceeds from issuance of common shares related to ESPP and options exercised	270	258
Proceeds from bank indebtedness	15,699	7,493
Proceeds from (repayment of) interim production financing	(6,223)	5,042
Distributions to non-controlling interests	(9,696)	—
Payment of debt issue costs	(434)	—
Decrease in cash held in trust	239,877	—
Repayment of long-term debt and obligations under finance leases	(233,877)	(9,054)
Cash provided by (used in) financing activities	(2,082)	(2,806)

Investing activities
Business acquisitions, net of cash acquired (note 4)	(7,641)	(2,122)
Acquisition of property and equipment	(1,528)	(9,906)
Acquisition/cost of intangible assets	(7,914)	(2,281)

Cash used in investing activities	(17,083)	(14,309)

Effect of foreign exchange rate changes on cash	249	(17)

Net change in cash and cash equivalents during the period	(13,824)	(30,543)

Cash and cash equivalents - Beginning of period	62,143	80,446

Cash and cash equivalents - End of period	48,319	49,903

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information included in the annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2017. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2017.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on May 11, 2018.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2017, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2017 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Brands	10 to 20 years straight-line or indefinite life

Intangible assets with indefinite lives are not amortized. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, and if not, the change in useful life from indefinite to finite is made on a prospective basis.

Senior unsecured convertible debentures

The Company accounts for the senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures") (notes 4 and 8) by allocating the proceeds of the Senior Unsecured Convertible Debentures, net of issue costs between debt component and the embedded derivatives based on the estimated fair values of the debt component and the embedded derivatives, as determined by the residual valuation of the debt component. Under this approach, the embedded derivatives are valued first and the difference between the proceeds of the Senior Unsecured Convertible Debentures and the estimated fair value of the embedded derivatives is assigned to the debt component. Interest expense is recorded as a charge to earnings and is calculated at an effective rate with the difference between the coupon rate and the effective rate being credited to the debt component of the Senior Unsecured Convertible Debentures as an accretion charge, such that at maturity the debt component is equal to the face value of the outstanding Senior Unsecured Convertible Debentures.

The Company has the option to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares when a Senior Unsecured Convertible Debenture holder submits a notice of conversion; accordingly, the embedded derivatives are recorded as a financial liability and is included with the debt component of the Senior Unsecured Convertible Debentures on the consolidated balance sheet.

Statement of cash flows

The IASB issued amendments to IAS 7, "Statement of Cash Flows" ("IAS 7") to improve financial information provided to users of financial statements about an entity's financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no impact on the Company's consolidated financial statements.

Accounting standards issued but not yet applied

The IASB issued IFRS “Revenue from Contracts and Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2018, although the standard is available for early adoption. IFRS 15 replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. The underlying principle is that an entity will recognize revenue to depict the transfer of goods and services to customers at an amount the entity expects to be entitled to in exchange for those goods and services. IFRS 15 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (cumulative effect method). The Company expects to adopt the standard using the full retrospective method on July 1, 2018, but is still in the process of analyzing the standard and its impact to the Company.

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Accounting standards issues but not yet applied (continued)

IFRS 9 “Financial instruments” (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) to be measured at amortized cost or estimated fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their estimated fair values at the end of subsequent accounting periods. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that estimated fair value changes due to credit risk for liabilities designated at estimated fair value through profit and loss would generally be recorded in other comprehensive income ("OCI").

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, and (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9. The final version of IFRS 9 was issued in July 2014 and included (i) a third measurement category for financial assets - fair value through OCI; (ii) a single forward looking expected loss impairment model; and (iii) a mandatory effective date for adoption of annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is evaluating the impact of the new standard on its financial statements and does not anticipate any material impact.

4	Acquisitions

i)	On September 15, 2017, the Company acquired 51% of the outstanding shares of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration US$3,570 ($4,350) paid at closing, subject to a customary working capital adjustment; and
•	Two performance based earn-outs, each in the amount of up to US$1,000 ($1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing.

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The acquisition of Ellie Sparkles was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Ellie Sparkles since September 15, 2017.

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	122
Acquired and library content	8,406
8,528

Liabilities
Non-controlling interest	4,178
Net assets acquired	4,350

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

ii)	On June 30, 2017 (“IED Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (“IED”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,132 ($453,070), consisting of US$345,000 ($447,707) paid at closing for the purchase price and a working capital adjustment of US$4,132 ($5,363), of which US$1,503 ($1,950) was paid at closing, and US$2,629 ($3,413) of which was paid during the period. Specifically, the acquisition of IED consisted of two Membership Interest Purchase Agreements which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of IED was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes").

The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of IED on June 30, 2017 were automatically converted into special warrants (the "Special Warrants"), and effective October 1, 2017 were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures. The details of the Refinancing are further described in note 8. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holdings LLC, which for the nine months ended March 31, 2018 amounted to a total of $41,822.

The goodwill value of $25,685 arising from the acquisition of IED is attributable to the Company’s ability to further develop the Peanuts and Strawberry Shortcake properties in new ways; the increased size and scale of the combined consumer products and licensing businesses; synergies related to the Company’s CPLG business, which manages copyrights, licensing and brands; and the value of the assembled workforce.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

Goodwill is measured as the excess of the consideration transferred and the amount of non-controlling interests over the estimated fair value of the identifiable assets acquired and the liabilities assumed.

The acquisition of IED was accounted for using the purchase method; and as such, the results of operations reflect the revenues and expenses of IED since June 30, 2017.

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	12,754
Amounts receivable	17,567
Prepaid expenses and deposits	1,787
Long-term receivables	8,661
Acquired and library content	74,618
Property and equipment	104
Intangible assets - brands	422,012
Goodwill	25,685
563,188

Liabilities
Accounts payable and accrued liabilities	6,665
Deferred revenue	12,445
Other liabilities	5,148
Non-controlling interest	85,860
110,118
Net assets acquired	453,070

The purchase price allocation has not been finalized and remains open. The Company will finalize the purchase price allocation when its valuation of the assets acquired and liabilities assumed is completed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

iii)	On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,121) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and
•	A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two-year period following closing.

The acquisition of Kiddyzuzaa was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017.

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values as follows:

$
Assets
Cash	10
Acquired and library content	3,484
Goodwill	695
4,189

Liabilities
Accounts payable and accrued liabilities	75
Deferred income tax liabilities	631
Non-controlling interest	696
1,402
Net assets acquired	2,787

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price allocation.

5	Amounts receivable

	March 31, 2018	June 30, 2017
	$	$
Trade receivables	157,086	136,755
Less: Provision for impairment of trade receivables	(7,203)	(4,772)
	149,883	131,983

Goods and services tax recoverable, net	1,291	1,411
Federal and provincial film tax credits and other government assistance	114,242	111,639
Short-term amounts receivable	265,416	245,033
Long-term amounts receivable	23,501	26,502
Total amounts receivable	288,917	271,535

The aging of trade receivables not impaired is as follows:

	March 31, 2018	June 30, 2017
	$	$
Less than 60 days	133,585	125,081
Between 60 and 90 days	3,781	1,833
Over 90 days	12,517	5,069
	149,883	131,983

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable (continued)

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	March 31, 2018	June 30, 2017
	$	$
Opening balance	4,772	6,459
Provision for receivables	2,346	3,857
Receivables written off during the period	—	(5,300)
Recoveries of receivables previously provided for	(55)	(94)
Exchange differences	140	(150)
Closing balance	7,203	4,772

6	Investment in film and television programs

	March 31, 2018	June 30, 2017
	$	$
Development costs	1,689	1,678

Productions in progress
Cost, net of government and third-party assistance	25,639	37,346

Productions completed and released
Cost, net of government and third-party assistance	510,137	503,648
Accumulated expense	(370,282)	(343,487)
Accumulated write-down of investment in film and television programs	(11,131)	(11,131)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(29,873)
	128,724	119,157

Acquired participation rights - theatrical and non-theatrical
Cost	—	123,361
Accumulated expense	—	(53,926)
Transfer to acquired and library content (note 7)	—	(69,435)
	—	—

Program and film rights - broadcasting
Cost	139,101	120,655
Accumulated expense	(97,779)	(83,656)
	41,322	36,999
	197,374	195,180

All program and film rights - broadcasting, noted above, relate to DHX Television.

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	March 31, 2018	June 30, 2017
	$	$
Net opening investment in film and television programs	195,180	239,752
Increase (decrease) in development costs	11	238
Cost of productions (completed and released and productions in progress), net of government assistance and third-party assistance	17,732	88,021
Expense of investment in film and television programs	(26,795)	(24,348)
Write-down in value of certain investment in film and television programs	—	(1,177)
Increase of program and film rights - broadcasting	18,446	15,839
Expense of program and film rights - broadcasting	(14,123)	(22,515)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(99,308)
Exchange differences	6,923	(1,322)
	197,374	195,180

During the nine month period ended March 31, 2018, interest of $1,384 (2016 - $1,712) has been capitalized to investment in film and television programs.

7	Acquired and library content

	March 31, 2018	June 30, 2017
	$	$
Net opening acquired and library content	155,940	—
Transfer from investment in film and television programs and a reclassification of participation payables	—	88,462
Additions IED (note 4)	—	74,618
Additions Kiddyzuzaa (note 4)	—	3,484
Additions Ellie Sparkles (note 4)	8,406	—
Write-down of acquired and library content	(1,925)	(363)
Amortization	(12,146)	(10,541)
Exchange differences	677	280
	150,952	155,940

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	March 31, 2018	June 30, 2017
	$	$
Bank indebtedness	15,699	—
Interim production financing	95,001	101,224
Long-term debt and obligations under finance leases	745,810	983,335
Interest bearing debt and obligations under finance leases	856,510	1,084,559
Amount due within 12 months	(121,189)	(336,100)
Amount due beyond 12 months	735,321	748,459

Effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of IED (note 4(ii)), the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

On May 31, 2017, and pursuant to the Company’s acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts, which upon closing of the acquisition of IED on June 30, 2017 were automatically converted into Special Warrants and were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures effective October 1, 2017.

The proceeds from the Refinancing were used to fund the acquisition of IED (note 4) and to repay all amounts owing pursuant to Former Senior Secured Credit Facilities and Senior Unsecured Notes.

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $38,682) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at March 31, 2018, $15,699 (June 30, 2017 - $nil) was drawn on the Revolving Facility, comprised of the following amounts payable: US$7,000, GBP£1,200, and $4,500.

b)	Interim production financing

	March 31, 2018	June 30, 2017
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $125,576 at March 31, 2018 (June 30, 2017 - $131,186).	95,001	101,224

During the nine month period ended March 31, 2018, the $CDN bank prime rate averaged 3.19% (year ended June 30, 2017 - 2.70%).

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing (continued)

Federal and provincial film tax credits receivable and certain other contractual amounts receivable (note 5) are provided as security for the interim production financing. Upon collection of the amounts receivable, the related interim production financing is repaid, as required by the financing agreements.

c)	Long-term debt and obligations under finance leases

	March 31, 2018	June 30, 2017
	$	$
Term Facility, net of unamortized issue costs of $23,206 (June 30, 2017 - $26,107)	610,228	616,339
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $5,811 (June 30, 2017 - $6,249) and embedded derivatives at fair value	127,515	133,751
Senior Unsecured Notes	—	225,000
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from April 2018 to March 2021	8,067	8,245
	745,810	983,335
Less: Current portion	(10,489)	(234,876)
	735,321	748,459

(i)	Term Facility

As at March 31, 2018, the Term Facility has a principal balance of US$491,288 (June 30, 2017 - US$495,000) and matures on December 29, 2023.

The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments which commenced September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023.

The Term Facility bears interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75%.

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

•	The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated quarterly in $USD, which commencing the 12 month period ended September 30, 2017 is not to exceed 7.25 times, stepping down to 6.75 times commencing for the 12 month period ended September 30, 2018, then stepping down to 6.50 times for the 12 month period ended September 30, 2019, then stepping down to 5.75 times commencing for the 12 month period ended September 30, 2020, then stepping down to 5.50 times commencing for the 12 month period ended September 30, 2021 through until maturity.

(ii)	Former Term Facility

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Term Facility which bore interest at floating rates, resulting in a debt extinguishment charge of $1,471 during the year ended June 30, 2017, representing the previously unamortized debt issue costs.

(iii)	Senior Unsecured Convertible Debentures

On May 31, 2017, and in contemplation of the closing of the acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of IED (note 4) on June 30, 2017 automatically converted into Special Warrants and were exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company effective October 1, 2017. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at an annual rate of 5.875%, paid semi-annually on March 31 and September 30. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

As detailed in note 3, the Company accounts for the Senior Unsecured Convertible Debentures by allocating the proceeds, net of issue costs, between the debt component and the embedded derivatives based on the estimated fair values of the debt component and the embedded derivatives, as determined by the residual value of the debt component. The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures; accordingly, the Senior Unsecured Convertible Debentures are deemed to have no equity component and the estimated fair value of the embedded derivatives is recorded as a financial liability and is included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at October 1, 2017, the initial estimated fair value of the embedded derivatives was $23,191.

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

(iv)	Senior Unsecured Notes

As at March 31, 2018, the outstanding principal amount due on the Senior Unsecured Notes was $nil (June 30, 2017 - $225,000). The Senior Unsecured Notes bore interest at 5.875% and with an originally scheduled maturity of December 2, 2021.

On June 7, 2017, and pursuant to both the acquisition of IED (note 4) and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs, during the year ended June 30, 2017. On July 11, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

(v)	Principal repayments and undrawn borrowing facilities

The aggregate amount of scheduled principal repayments, excluding any potential Excess Cash Flow Payments, required in each of the next five years is as follows:

$
Year ending June 30, 2018	2,989
2019	9,608
2020	7,972
2021	7,594
2022 and beyond	753,373

9	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at March 31, 2018, the Company had 100,383,996 Common Voting Shares, 33,856,230 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the nine months ended March 31, 2018, the Company issued 33,257 common shares, at an average price of $4.84 as part of the Company’s employee share purchase plan.

During the nine months ended March 31, 2018, 60,000 common shares were issued out of treasury at an average price of $1.81 upon exercise of stock options.

During the nine months ended March 31, 2018, the Company issued 85,421, common shares at an average price of $4.10, as part of the shareholder enrollment in the Company's dividend reinvestment program.

Options

On July 11, 2017, 1,620,000 stock options were granted to directors, officers and employees with an exercise price of $5.73 per common share, vesting over four years, expiring on July 10, 2024.

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Share capital and contributed surplus (continued)

On October 2, 2017, 300,000 stock options were granted to employees with an exercise price of $5.47 per common share, vesting over four years, expiring on October 1, 2024.

During the nine months ended March 31, 2018, 1,245,000 options, having an average exercise price of $6.69 per common share, were forfeited.

During the nine months ended March 31, 2018, 60,000 common shares were issued out of treasury at an average price of $1.81 upon exercise of stock options.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the nine months ended March 31, 2018:

Weighted average grant value date	$1.67
Risk-free rate	1.45%
Expected option life	5 years
Expected volatility	36%
Expected dividend yield	1.35%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

Performance share unit plan

During the nine months ended March 31, 2018, 42,735 performance share units were forfeited.

10	Income taxes

Significant components of the Company’s net deferred income tax liability as at March 31, 2018 and June 30, 2017 are as follows:

	March 31, 2018	June 30, 2017
	$	$
Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,159	2,352
Leasehold inducement	—	123
Foreign tax credits	—	85
Participation payables and finance lease obligations and other liabilities	—	64
Property and equipment	658	(1,724)
Share issuance costs and deferred financing fees	(1,392)	(1,051)
Investment in film and television programs and acquired and library content	(25,148)	(7,782)
Intangible assets	(9,142)	(6,278)
Non-capital losses and other	24,635	17,619
Net deferred income tax liability	(26,197)	(14,559)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $74,990 at March 31, 2018 (June 30, 2017 - $60,510).

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (March 31, 2017 - 31%)	(1,786)	3,260	5,996	6,279
Income taxes increased (reduced) by:
Share-based compensation	283	465	969	1,361
Non-taxable portion of capital gain	1,447	—	(1,490)	—
Tax rate differential	57	(1,228)	(192)	(2,104)
Non-controlling interest	(504)	—	(1,510)	—
Tax rate change on opening balance	780	—	2,790	—
Other	339	416	322	43
Provision for income taxes	616	2,913	6,885	5,579

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

For the year ended June 30, 2018, the Company’s blended U.S. federal statutory tax rate is 27.5%, a result of using a tax rate of 34% for the six months ended December 31, 2017 and a reduced tax rate of 21% for the six months ended June 30, 2018.  As a result of the change in the U.S. federal statutory tax rate, the Company has recorded an estimated $2,000 expense, primarily as a result of the re-measurement of its deferred tax assets and deferred tax liabilities.  The Company’s deferred tax assets and deferred tax liabilities have been re-measured to reflect the reduced U.S. federal statutory tax rate expected to apply when the deferred tax assets and deferred tax liabilities are settled or realized in future periods; re-measuring the deferred tax assets and deferred tax liabilities involves estimating when the amounts will be settled or realized, and may be further revised if these estimates are ultimately different from actual future operating results.

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Finance income
Interest income	69	95	213	396
	69	95	213	396

Finance expense
Interest expense on bank indebtedness	217	80	552	159
Accretion of tangible benefit obligation	133	113	401	509
Interest on long-term debt, obligations under finance leases and other	11,118	4,697	34,452	13,850
Accreted interest on Senior Unsecured Convertible Debentures	817	—	1,651	—
Amortization of debt premium on Senior Unsecured Notes	—	19	—	88
Net foreign exchange loss (gain)	6,923	(2,762)	(3,502)	438
Loss (gain) on movement in fair value of the embedded derivatives on long-term debt	(925)	1,500	(8,325)	(600)
	18,283	3,647	25,229	14,444

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Investment in film and television programs
Direct production and new media costs	46,363	23,073	148,241	57,693
Expense of film and television programs	14,422	7,731	26,795	20,801
Expense of film and broadcast rights for broadcasting	4,729	5,349	14,123	17,175
Write-down of investment in film and television programs and acquired and library content	875	1,081	1,925	1,528
Development, integration and other	4,567	1,303	8,525	2,775
Amortization of acquired and library content (note 7)	4,456	2,355	12,146	8,182
Office and administrative	7,057	4,792	16,882	16,687
Finance expense, net	18,214	3,552	25,016	14,048
Investor relations and marketing	617	562	2,350	1,457
Professional and regulatory	1,756	1,748	4,939	3,894
Amortization of property and equipment and intangible assets	6,122	4,619	17,922	12,503
	109,178	56,165	278,864	156,743

The following sets out the components of employee benefits expense:
Salaries and employee benefits	12,158	10,239	35,747	29,695
Share-based compensation	913	1,479	3,126	4,370
	13,071	11,718	38,873	34,065
	122,249	67,883	317,737	190,808

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	March 31, 2018		June 30, 2017
	Fair value hierarchy	Fair value liability	Fair value hierarchy	Fair value liability

Foreign currency forwards(1)	Level 2	(227)	Level 2	(174)
Embedded derivatives(2)	Level 2	(14,866)	Level 2	—

(1) The fair value of forward currency contracts is determined using prevailing exchange rates.

(2) The fair value of embedded derivatives are estimated using valuation models.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$
Year ended June 30, 2018	2,494
2019	9,421
2020	8,692
2021	6,971
Beyond 2021	30,535

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $20,941.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the nine months ended March 31, 2018, the Company declared dividends totalling $8,049 (March 31, 2017 - $7,362). The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Capital disclosures (continued)

The Company’s capital at March 31, 2018 and June 30, 2017 is summarized in the table below:

	March 31, 2018	June 30, 2017
	$	$
Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	761,509	983,335
Less: Cash and cash equivalents and cash held in trust	(48,319)	(302,020)
Net debt	713,190	681,315
Total Shareholders’ Equity	423,877	415,853
	1,137,067	1,097,168

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Net income (loss) attributable to shareholders of the Company	(8,005)	7,551	7,554	14,678
Weighted average number of common shares	134,561,589	134,161,763	134,482,551	134,004,190
Basic earnings (loss) per share	(0.06)	0.06	0.06	0.11

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has three categories of potentially dilutive instruments which are convertible into common shares: stock options, performance share units and the Senior Unsecured Convertible Debentures. For the stock options, performance share units and the Senior Unsecured Convertible Debentures, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options, performance share units and Senior Unsecured Convertible Debentures. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance of performance share units.

(18)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Earnings per common share (continued)

For the three month period ended March 31, 2018, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

For the three and nine month period ended March 31, 2018, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of performance share units, stock options and Senior Unsecured Convertible Debentures, was nil and 524,922 respectively (March 31, 2017 - 928,286 and 933,904 respectively).

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Net income (loss) attributable to shareholders of the Company	(8,005)	7,551	7,554	14,678
Weighted average number of common shares	134,561,589	135,090,049	135,007,473	134,938,094
Diluted earnings (loss) per share	(0.06)	0.06	0.06	0.11

17	Statement of cash flows - supplementary information

Net change in non-cash working capital

	Nine months ended
	March 31,	March 31,
	2018	2017
	$	$
Decrease (increase) in amounts receivable	(34,372)	(28,110)
Decrease (increase) in prepaid expenses and deposits	3,045	(1,135)
Decrease (increase) in long-term amounts receivable	3,001	1,144
Increase (decrease) in accounts payable and accrued liabilities	(42,294)	(892)
Increase (decrease) in deferred revenue	15,524	2,771
Tangible benefit obligation payments	(763)	(3,003)
	(55,859)	(29,225)

During the period, the Company paid and received the following:

	$	$
Interest paid	27,688	11,795
Interest received	213	396
Taxes paid	2,510	14,970

(19)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Statement of cash flows - supplementary information (continued)

Cash and cash equivalents

	March 31,	June 30,
	2018	2017
	$	$
Cash	48,319	62,143
Cash equivalents	—	—
	48,319	62,143

Net change in film and television programs

	Nine months ended
	March 31,	March 31,
	2018	2017
	$	$
Decrease (increase) in development	(11)	(1,747)
Decrease (increase) in productions in progress	11,707	(1,057)
Decrease (increase) in productions completed and released	(29,439)	(48,749)
Expense of film and television programs	26,795	20,801
Decrease (increase) in program and film rights - broadcasting	(18,446)	(17,299)
Expense of film and broadcast rights for broadcasting	14,123	17,175
	4,729	(30,876)

Reconciliation between the opening and closing balances for liabilities from financing activities

		Senior
		Unsecured	Senior
	Term	Convertible	Unsecured	Finance
	Facility	Debentures	Notes	leases
	$	$	$	$
Balance - June 30, 2017	616,339	133,751	225,000	8,245
Repayments	(4,819)	—	(225,000)	(4,057)
Issue costs	(121)	(313)	—	—
Total financing cash flow activities	(4,940)	(313)	(225,000)	(4,057)

Amortization of deferred financing costs	3,022	751	—	—
New finance leases	—	—	—	3,879
Movement in fair value of embedded derivatives	—	(8,325)	—	—
Accreted interest on Senior Unsecured Convertible Debentures	—	1,651	—	—
Unrealized foreign exchange gain	(4,193)	—	—	—
Total financing non-cash activities	(1,171)	(5,923)	—	3,879
Balance - March 31, 2018	610,228	127,515	—	8,067

(20)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended March 31, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	2,115	12,885	101,486	116,486
Direct production cost and expenses, general and administrative expenses	4,375	8,261	75,379	88,015
Segment profit (loss)	(2,260)	4,624	26,107	28,471
Amortization of property and equipment and intangible assets				6,122
Finance expense, net				18,214
Amortization of acquired and library content				4,457
Other expense, net				5,441
Loss before income taxes				(5,763)

	Three months ended March 31, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	4,884	13,639	59,824	78,347
Direct production cost and expenses, general and administrative expenses	3,447	7,417	44,109	54,973
Segment profit	1,437	6,222	15,715	23,374
Amortization of property and equipment and intangible assets				4,619
Finance expense, net				3,552
Amortization of acquired and library content				2,355
Other expense, net				2,384
Income before income taxes				10,464

(21)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Nine months ended March 31, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	11,229	41,209	284,610	337,048
Direct production cost and expenses, general and administrative expenses	10,529	24,929	216,745	252,203
Segment profit	700	16,280	67,865	84,845

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				17,922
Finance expense, net				25,016
Amortization of acquired and library content				12,146
Other expense, net				10,450
Income before income taxes				19,311

	As at March 31, 2018
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	23,501	23,501
Acquired and library content (note 7)	—	—	150,952	150,952
Property and equipment	526	205	30,048	30,779
Intangible assets	6,128	71,910	465,709	543,747
Goodwill	—	33,224	207,473	240,697
	6,654	105,339	877,683	989,676

	As at March 31, 2018
	$	$	$	$
Current liabilities
Bank indebtedness	—	—	15,699	15,699
Accounts payable and accrued liabilities	10,511	16,723	91,288	118,522
Deferred revenue	2,909	—	63,564	66,473
Interim production financing	—	—	95,001	95,001
Current portion of long-term debt and obligations under finance leases	—	—	10,489	10,489
	13,420	16,723	276,041	306,184

(22)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Nine months ended March 31, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	15,427	44,473	151,165	211,065
Direct production cost and expenses, general and administrative expenses	11,543	27,915	112,314	151,772
Segment profit	3,884	16,558	38,851	59,293

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				12,503
Finance expense, net				14,048
Amortization of acquired and library content				8,182
Other expense, net				4,303
Income before income taxes				20,257

	As at June 30, 2017
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	26,502	26,502
Acquired and library content (note 7)	—	—	155,940	155,940
Property and equipment	522	205	30,269	30,996
Intangible assets	6,692	71,910	476,806	555,408
Goodwill	—	33,224	207,310	240,534
	7,214	105,339	896,827	1,009,380

	As at June 30, 2017
	$	$	$	$
Current liabilities
Accounts payable and accrued liabilities	12,136	14,411	151,818	178,365
Deferred revenue	3,081	—	47,868	50,949
Interim production financing	—	—	101,224	101,224
Current portion of long-term debt and obligations under finance leases	—	—	234,876	234,876
	15,217	14,411	535,786	565,414

(23)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
	$	$	$	$
Content
Production revenue	6,443	9,677	17,605	30,850
Distribution revenue	40,965	26,451	98,367	63,544
Merchandising and licensing and other revenue	34,126	7,059	113,053	19,297
Producer and service fee revenue	19,952	16,637	55,585	37,474
	101,486	59,824	284,610	151,165

DHX Television
Subscriber revenue	12,349	13,016	38,274	40,488
Promotion and advertising revenue	536	623	2,935	3,985
	12,885	13,639	41,209	44,473

CPLG
Third party brand representation revenue	2,115	4,884	11,229	15,427
	116,486	78,347	337,048	211,065

Of the Company’s $116,486 and $337,048 in revenues for the three and nine month period ended March 31, 2018, (March 31, 2017 - $78,347 and $211,065), $44,533 and $144,744 was attributable to the Company’s entities based in Canada (March 31, 2017 - $45,621 and 135,247), $35,415 and $110,049 (March 31, 2017 -$419 and $1,144) was attributable to the Company’s entities based in the USA and $36,538 and $82,255 (March 31, 2017 -$32,307 and $74,674) was attributable to the Companies entities based outside of Canada and the USA.

As at March 31, 2018, the following non-current assets were attributable to the Company’s entities based in the USA: $281 of property and equipment, $418,821 of intangible assets, and $30,839 of goodwill (June 30, 2017 - $125, $422,170, and $26,742, respectively). As at March 31, 2018, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $2,100 of property and equipment, $32,638 of intangible assets and $5,555 of goodwill (June 30, 2017 - $2,091, $55,956, and $3,771 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2018
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

19	Subsequent events

On May 13, 2018, the Company entered into a Membership Interest Purchase Agreement (the “Transaction”) with Sony Music Entertainment (Japan) Inc. (“SMEJ”) whereby the Company will sell 49% of its 80% interest in Peanuts Holdings LLC (“Peanuts”) to SMEJ or its nominee for gross proceeds of US$185 million in cash, subject to customary purchase price adjustments, customary closing conditions and the consent of members of the family of Charles M. Schulz. The Company expects the Transaction to close on or before June 30, 2018. The gross proceeds less transaction costs and taxes will be used to repay a portion of the outstanding loans under the Term Facility. The expected gain on sale has not yet been determined. Upon closing of the transaction the Company will continue to control Peanuts Holdings LLC and will continue to consolidate its results in the Company’s consolidated financial statements.